Exhibit 99.1

The Board of Directors and the CEO of

Olink Holding AB (publ)

Corporate identity number 559189-7755

submit the following

Annual report

and consolidated financial statements

for the financial year 1 January – 31 December 2021

Financial statements

Directors’ report	2

Consolidated statement of income and other comprehensive income for the year ended December 31, 2021 and for the year ended December 31, 2020	6

Consolidated statement of financial position as of December 31, 2021 and as of December 31, 2021	7

Consolidated Statements of Changes in Equity for the year ended December 31, 2021 and for the year ended December 31, 2020	8

Consolidated Statement of Cash Flows for the year ended December 31, 2021 and for the year ended December 31, 2020	9

Notes to the consolidated financial statements	10

Parent company statement of income and other comprehensive income	50

Parent company balance sheet	51

Parent company statement of changes in equity	52

Parent company cash flow statement	53

Notes to the parent company financial statement	54

Certification of the Board	63

1

Directors’ report

The Board of Directors and the CEO of Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) hereby authorize the financial statements for 2021-01-01 – 2021-12-31 for issue. The Consolidated financial statements are presented in US dollars, USD. The Parent Company’s financial statements are presented in Swedish krona, SEK.

General information about the business

Olink Holding AB (publ) (the “Parent”, “Olink”) was incorporated under the laws of Sweden as a limited company (“Aktiebolag”) and has its registered office in Uppsala, Sweden. The Company’s business address is Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

The Parent provides management services to its subsidiaries.

The largest shareholder of Olink Holding AB (publ) is Summa Equity AB, Stockholm, Sweden owning 65 % of the shares December 31, 2021 (via Knilo InvestCo and Knilo ManCo).

The Group develops, produces, markets and sells biotechnological products and services as well as related activities. The Groups purpose is to enable and accelerate the field of proteomics by providing a platform of products and services, developed with key opinion leaders (KOLs), that are deployed across major biopharmaceutical companies and leading clinical and academic institutions, to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science.

The Group supports customers in understanding real-time human biology through proteomics by providing clarity on mechanistic biology and pathways that drive disease; by identifying novel and causal drug targets, which guides candidate drug development; by revealing predictive biomarkers for drug response, disease risk and outcomes, which identifies which patients have the potential to benefit the most from new therapies and treatments; and, by detecting and characterizing indicators of disease and health to more proactively manage patient wellness. Our products and services play a role in decoding the biology of almost all disease areas and are used most frequently in immunology, oncology, neurology, cardiovascular and metabolic diseases. Ongoing innovation and incorporation of customer feedback has allowed our platform to become an industry leader with respect to performance, high-multiplex, information accessibility, and ease-of-use. Our dedication to customer satisfaction and quality has enabled us to expand our existing customer base from inception in 2016.

Since our inception, we have served a customer base of approximately 750 customer accounts in over 40 countries worldwide. We support 30 of the world’s largest 40 biopharmaceutical companies by 2021 revenue, including all of the largest 20, and many leading academic institutions. Many of these customers have carefully vetted and validated the technology before adopting Olink as part of their drug development programs. Our customers primarily include academic, government, biopharmaceutical, biotechnology and other institutions focused on life science research. Our revenue is principally generated from two segments, Kit and Service. Kit revenues refer to the sale of our panels directly to customers that run the kit and analysis in their own labs. Service revenues refer to the sale of our panels through our fee for service lab, where we run the analysis on our products on behalf of our customers.

Group’s sales are concentrated such that 44% of sales in 2021 and 52% of sales in 2020 are with biopharmaceutical and academia customers based in the U.S. We operate a global direct sales model across all our regions (Americas, EMEA and APAC) and customer segments.

Important conditions and significant events

The legal status of Knilo HoldCo AB was changed under Swedish law from a private limited company to a public limited company and the name was changed to Olink Holding AB (publ) on January 27, 2021. The change in legal status and name has no material impact on the Group’s financial statements.

In March 2021, Olink successfully listed on Nasdaq, New York, and became a publicly traded company.

Subsequent events

There are no subsequent events to report at the date of issuing this report.

Future expected development and significant risks

The business will continue to develop strongly through continued market investments in the USA, Netherlands, UK, Japan, China, Singapore, and Germany. Emphasis will also be on further developing the product portfolio and the customer offering.

The Group operates in a highly expansive competitive market where a number of stakeholders may be interested in trying to develop innovative products based on new or existing technologies that may compete and thereby influence the Group's expected economic development.

The Group has multi-year strategic agreements with main suppliers and is dependent on these main suppliers to continue to supply the Group with raw materials according to plan and agreement.

Research and development

We deploy a substantial portion of our resources on developing new products and solutions. Our research and development efforts are focused on identifying and developing new biomarker expressions through our Affinity program, improving the performance in existing products and developing new product lines and features such as the Olink Signature program, which we launched in the second half of 2021. We incurred research and development expenses of $22.1 million in 2021, compared to $9.6 million in 2020. We intend to continue to make significant investments in this area for the foreseeable future. In 2020, we invested $5.0 million in the acquisition of Agrisera AB, which enabled us to vertically integrate our supply chain of antibodies.

Foreign subsidiaries

Olink owns 100 % of Knilo BidCo AB, which owns Olink Proteomics Holding AB. Olink Proteomics Holding AB owns 100 % of Olink Proteomics AB. Olink Proteomics AB is a 100% owner of the Group’s existing foreign subsidiaries: Olink Proteomics Inc (USA), Olink Proteomics BV (NL), Olink Proteomics Ltd (UK), Olink Proteomics GmbH (DE), Olink Proteomics KK (Japan) and Olink Biotech (Shanghai) Co., Ltd (China). Since 2020, Olink Proteomics AB also owns 100% of Agrisera AB.

Financial instruments

During 2021, the Group repaid its external loan that was part of the financing of Summa’s acquisition. At December 31, 2021, the Group has no borrowings. Other financial risks mainly relate to business risks (sales growth not achieved, suppliers who cannot deliver), credit risks (the risk that customers are not able to pay) and currency risk (the risk that currency rate changes impact the business negatively).

Sustainability disclosures

A sustainability report has been prepared for the year 2021 and can be found on the Olink website www.olink.com.

Ownership

Olink is owned to 65% by Summa Equity AB (via Knilo InvestCo and Knilo ManCo). None of the remaining shareholders own more than 10%.

Impact of Covid-19

The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended portions of our growth rate for 2020, in particular as customers have had issues accessing their labs. We have not seen any material cancellations in our pipeline; however, there have been delays as customers are pushing projects into the future. We are continuing to closely monitor how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located in Uppsala, Sweden and Watertown, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. We increased our inventory level in 2020 and 2021 in order to operate with a higher level of inventory than we have done historically. Although we have seen a reduction in demand due to the ongoing COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. At December 31, 2021 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

Financial overview

Condensed financial development.

The Parent Company was dormant until March 7, 2019. The consolidated financial statements include the Olink Holding Group from March 7, 2019.

Group

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from January 4, 2019 trough December 31, 2019
Revenue	94,973	54,067	41 693
Loss after financial items	(46,545)	(7,259)	(18 530)
Total assets	539,778	425,325	346,919
Number of employees	416	172	118
Equity ratio*	88%	70%	59%

Parent Company

Amounts in thousands of SEK	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from January 4, 2019 trough December 31, 2019
Revenue	17,255	-	-
Loss after financial items	(149,593)	(52,835)	(21,387)
Total assets	4,714,785	2,679,336	2,466,306
Number of employees	1	0,25	0
Equity ratio*	100%	99%	84%

Proposition to allocation of loss

The following amounts in Swedish kronor are available to the Annual General Meeting:

SEK
The following are available to the Annual General Meeting:
Share premium reserve	4,550,093,010
Accumulated loss	(136,256,498)
4,413,836,512

The Board proposes that the profits be disposed of so that:
to be carried forward	4,413,836,512

Further information regarding profit and financial position can be found in the subsequent financial statements with accompanying year-end comments.

Consolidated statement of income and other comprehensive income for the year ended December 31, 2021 and for the year ended December 31, 2020

Amounts in thousands of US Dollars	Note	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	5	$94,973	$54,067
Cost of goods sold	7,9	(36,764)	(17,456)
Gross profit		58,209	36,611
Selling expenses	7,9	(33,668)	(12,722)
Administrative expenses	7,8,9	(47,495)	(20,102)
Research and development expenses	7,9	(22,141)	(9,632)
Other operating income	6	443	475
Operating loss		(44,652)	(5,370)
Financial income	10	1,973	5,455
Financial expenses	10	(3,865)	(7,344)
Loss before tax		(46,545)	(7,259)
Income tax	11	8,206	479
Net loss for the period (Attributable to owners of the company)		$(38,339)	$(6,780)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(37,659)	36,761
Other comprehensive income/(loss) for the, period, net of tax		(37,659)	36,761
Total comprehensive loss for the period, net of tax		$(75,998)	$29,981
Total comprehensive loss for the period (Attributable to the owners of the company)		$(75,998)	$29,981
Basic and diluted loss per share	25	$(0.43)	$(1,10)

Consolidated statement of financial position as of December 31, 2021 and as of December 31, 2021

Amounts in thousands of US Dollars	Note	As of December 31, 2021	As of December 31, 2020
ASSETS
Non-current assets
Intangible assets	14	$308,124	$347,387
Property, plant and equipment	15	12,696	5,774
Right-of-use asset	16	8,778	4,684
Deferred tax assets	11	9,091	37
Other long-term receivables	17	422	133
Total non-current assets		339,111	358,015
Current assets
Inventories	18	28,940	20,826
Trade receivables	19	42,061	33,482
Other receivables	20	4,094	2,856
Prepaid expenses and accrued income		7,476	1,491
Cash at bank and in hand		118,096	8,655
Total current assets		200,667	67,310
TOTAL ASSETS		$539,778	$425,325
EQUITY
Share capital	21	30,964	27,224
Other contributed capital	21	506,008	257,774
Reserves		1,701	39,360
Accumulated losses		(62,997)	(24,658)
Total equity attributable to owners of the company		$475,676	$299,700
LIABILITIES
Non-current liabilities
Lease liabilities	16	5,427	63,965
Deferred tax liabilities	11	27,092	33,193
Total non-current liabilities		32,519	97,158
Current liabilities
Lease liabilities	16	2,952	2,146
Accounts payable		8,668	6,658
Current tax liabilities	11	314	506
Other current liabilities	23	19,649	19,157
Total current liabilities		31,583	28,467
Total liabilities		$64,102	$125,625
TOTAL EQUITY AND LIABILITIES		$539,778	$425,325

Consolidated Statements of Changes in Equity for the year ended December 31, 2021 and for the year ended December 31, 2020

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Translation reserve	Accumulated loss	Total equity
At December 31, 2019	21	$22,124	$199,121	$2,599	$(17,878)	$205,966
Net loss for the period		-	-	-	(6,780)	(6,780)
Other comprehensive income for the period		-	-	36,761	-	36,761
Total comprehensive loss for the period		-	-	36,761	(6,780)	29,981
Transactions with shareholders in their role as owners
Shareholders' contributions		5,100	58,653	-	-	63,753
New share issue	21	-	-	-	-	-
At December 31, 2020	21	$27,224	$257,774	$39,360	$(24,658)	$299,700
Net loss for the period		-	-	-	(38,339)	(38,339)
Other comprehensive income for the period		-	-	(37,659)	-	(37,659)
Total comprehensive loss for the period		-	-	(37,659)	(38,339)	(75,998)
Transactions with shareholders in their role as owners
Shareholders' contributions	21	-	-	-	-	-
New share issue	21	3,740	245,543	-	-	249,283
Share based compensation program	22	-	2,691	-	-	2,691
At December 31, 2021	21	$30,964	$506,008	$1,701	$(62,997)	$475,676

Consolidated Statement of Cash Flows for the year ended December 31, 2021 and for the year ended December 31, 2020

Amounts in thousands of US Dollars	Note	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating activities
Loss before tax		$(46,545)	$(7,259)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization	14,15,16	15,802	12,540
Net finance expense/(income)	10, 16	1,893	1,889
Loss on sale of assets		502	-
Share based payment expense		2,524	-
Interest received		98	-
Interest paid		(2,312)	(4,726)
Tax received/(paid)		(2,266)	(5,339)
		$(30,304)	$(2,895)
Changes in working capital:
(Increase) in inventories		(10,158)	(5,978)
(Increase)/Decrease in accounts receivable		(12,172)	(11,889)
(Increase)/Decrease in other current receivables		(6,105)	(911)
Increase/(Decrease) in trade payables		3,014	3,738
Increase/(Decrease) in other current liabilities		2,039	11,146
Cash flow used in operating activities		$(53,686)	$(6,789)
Investing activities
Purchase of intangible assets	14	(4,325)	(7,791)
Purchase of property, plant and equipment	15	(10,482)	(3,460)
Proceeds from sale of property, plant and equipment		144	-
Acquisition of subsidiaries, net of cash acquired	13	-	(4,593)
Decrease/(Increase) in other non-current financial assets		(297)	2
Cash flow used in investing activities		$(14,960)	$(15,842)
Financing activities
Proceeds from issue of share capital	21	264,706	19,155
Share issue costs		(19,484)
Proceeds from interest-bearing liabilities	17.4	2,312	7,930
Repayment of interest-bearing loans and borrowings		(65,627)	-
Payment of principal portion of lease liability	17.4	(2,845)	(1,490)
Received from shareholder contributions		-	-
Cash flow from financing activities		$179,062	$25,595

Net cash flow during the period		110,415	2,946
Cash at bank and in hand at the beginning of the period		8,656	6,162
Net foreign exchange difference		(975)	(471)
Cash at bank and in hand at the end of the period		$118,096	$8,655

Notes to the consolidated financial statements

1. General Information

Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) (the “Parent”) was incorporated under the laws of Sweden as a limited company (“Aktiebolag”) and has its registered office in Uppsala, Sweden. The Parent was incorporated on January 4, 2019 for the purpose of the acquisition of Olink Proteomics Holding AB and its subsidiaries. The business address of Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) is Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

On March 29, 2021, Olink Holding AB (Publ) completed its initial public offering in the United States. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Parent provides management services to its subsidiaries. The Parent owns 100% of Knilo BidCo AB, a company incorporated on 4 January 2019 under the laws of Sweden and has its registered office in Uppsala, Sweden. Knilo BidCo AB owns 100% of Olink Proteomics Holding AB. Knilo BidCo AB was used to acquire Olink Proteomics Holding AB on March 7, 2019 (“Olink Acquisition”).

The largest shareholder of Olink Holding AB (publ) is Summa Equity AB, Stockholm, Sweden owning 65 % of the shares December 31, 2021 (via Knilo InvestCo and Knilo ManCo).

The Group develops, produces, markets and sells biotechnological products and services along with thereof related activities.

The Group’s financial statements were authorized for issue by the Board of Directors on March 16, 2022.

2. Significant Accounting Policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to the consolidated financial statements for all periods presented, unless otherwise stated.

Unless otherwise stated, all amounts are in thousands of U.S. Dollars.

Basis of preparation

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as adopted by EU, the Swedish Financial Reporting Board’s recommendation RFR 1 Supplementary Accounting Rules for Groups and the Annual Accounts Act.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the respective accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

Assets and liabilities have been valued at acquisition cost. There are no financial assets and liabilities measured at fair value on a recurring basis.

New and amended standards and interpretations

The following amendments can be applied for the first time in the annual reporting period commencing January 1, 2021:

• Covid-19-Related Rent Concessions – amendments to IFRS 16, and

• Interest Rate Benchmark Reform – Phase 2 – amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments listed above did not have any impact on the amounts recognized in the current period and are not expected to significantly affect future periods.

New and amended standards not yet effective

The following new accounting standards, amendments to accounting standards and interpretations have been published but are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Company.

• Reference to the Conceptual Framework – amendments to IFRS 3,

• Property, Plant and Equipment - Proceeds before Intended Use– amendments to IAS 16,

• Onerous Contracts - Cost of Fulfilling a Contract - amendments to IAS 37,

• Annual Improvements to IFRS Standards 2018-2020– amendments to IFRS 1, IFRS 9, IFRS 16, and IFRS 41

These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Companies and its subsidiaries each period presented. Control is achieved when the Companies are exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Such subsidiaries are consolidated from the date on which control is transferred to the Companies and are deconsolidated from the date that control ceases.

Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated financial statements from the date the Companies gain control until the date the Companies ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The accounting principles for subsidiaries have been changed, where applicable, to ensure a consistent application of the Companies’ accounting principles.

Significant Accounting Policies

i. Business combinations

Business combinations are accounted for using the acquisition accounting method. Consideration transferred, identifiable assets and liabilities assumed are measured at fair value at acquisition date.

Where the consideration transferred, together with any noncontrolling interest, exceeds the fair value of the assets acquired and liabilities assumed, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the consolidated statement of income in the period in which they are incurred. Goodwill is capitalized as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

ii. Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in U.S. Dollars. For each subsidiary, the Companies determine the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. In all cases the functional currency of a subsidiary is that of the primary country of operations of that subsidiary. The Companies use the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

Transactions and balances

Foreign currency transactions of the Companies are translated into the functional currency using the exchange rates prevailing on the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Non-monetary assets and liabilities measured in terms of historic cost in a foreign currency are translated into the functional currency using the exchange rates prevailing on the initial transaction dates. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates prevailing on the date when the fair value is determined.

Differences arising on settlement or translation of monetary items are recognized in the consolidated statement of income.

Translation of foreign subsidiaries

The results and the financial position for all the Companies’ foreign subsidiaries with a functional currency other than the U.S. Dollar are translated into U.S. Dollars, as follows:

•       Assets and liabilities at each balance sheet date are translated using the exchange rates prevailing at that balance sheet date;

•       Period income statements are translated using the average exchange rate prevailing at the corresponding month;

•       Exchange differences arising on translation for consolidation are recognized in Other Comprehensive Income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss; and

•     Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the exchange rate at the balance sheet date.

iii. Revenue recognition

The Companies receive revenue from contracts with customers from the sale of its products in the form of kits and from services. The companies also provide custom development services. Value added tax and other sales taxes are excluded from revenue.

Kit and Services

Revenue from the sale of kits is recognized at the point in time when control of the products has transferred to the customer according to the shipping terms.

Revenue from the services is also recognized at the point in time that the results of the analysis are transferred electronically to the customer.

The majority of the above contracts relate to sales orders containing single bundled performance obligations for the delivery of kits or the performance of services at fixed prices. Contracts with customers do not contain variable consideration. The Companies do not usually accept returns or give rebates. Revenue is not recognized in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The average duration of a sales order is less than 1 month.

Custom development services

Revenue from the performance of custom development services is recognized over time since control is transferred to the customer based on the extent of progress towards completion of the obligation. These contracts contain a single bundled performance obligation being the provision of custom development services of panels. Custom development projects are quoted at fixed process and extend over several months. The Companies generally use an input method to determine the progress completed of custom development service arrangements because there is a direct relationship between the effort (i.e. based on costs incurred against expected total costs) and the transfer of service to the customer.

The average duration of a service contracts is less than 12 months.

iv. Research and development

Expenditure on research activities is recognized in profit or loss as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Companies intend to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Amortization begins from the time the asset is ready for use. Depreciation is made on a straight-line basis over the useful life. The useful life is determined when the development project is finished and is estimated to 5 years.

v. Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Companies where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome.

vi. Leases

The Companies recognize right of use assets under lease arrangements in which it is the lessee. Rights to use assets owned by third parties under lease agreements are capitalized at the inception of the lease and recognized on the consolidated balance sheet. The corresponding liability to the lessor is recognized as a lease obligation within current and non-current liabilities. The carrying amount is subsequently increased to reflect interest on the lease liability and reduced by lease payments.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Non-lease components are accounted for separately from the lease components.

At the commencement date of the lease, the Companies recognize lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments do not include variable lease payments, which are expensed as incurred unless they depend on an index or rate. In calculating the present value of lease payments, the Companies use their incremental borrowing rate (“IBR”) at the lease commencement date because the interest rate implicit in the lease is not readily determinable. The IBR is calculated at the rate of interest at which the Companies would have been able to borrow for a similar term and with a similar security to obtain a similar asset in a similar market.

If modifications or reassessments occur, the lease liability and right of use asset are re-measured.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Companies are reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

vii. Intangible assets

Goodwill

Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.

Other intangible assets

Intangible assets are stated at cost less provisions for amortization and impairments. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.

Licenses separately acquired or acquired as part of a business combination are amortized over their estimated useful lives, using the straight-line basis, from the time they are available for use.

Customer relationships and technology acquired as part of a business combination are amortized over their estimated useful lives, using the straight-line basis.

Brands acquired as part of a business combination are deemed to have indefinite useful lives. The acquired brands are well-established within the industry, as evidenced by continued demand from and collaboration with blue chip research institutions. Further, the business is expected to operate under these brands for the foreseeable future, thus supporting the indefinite classification. These intangible assets are not amortized, but are tested for impairment annually, either individually or at the cash- generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Licenses and customer relationships have estimated useful lives of 10 years and research and development technology have estimated useful lives of 15 years. Asset lives are reviewed, and where appropriate adjusted, annually.

viii. Property, plant and equipment

Property, plant and equipment (PP&E) includes leasehold improvements; plant and machinery; furniture fittings and equipment; and assets under construction. PP&E is stated at the cost of purchase or construction, less provisions for depreciation and impairment. Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:

•	Leasehold improvements 5 years

•	Plant and machinery 5 years

•	Furniture, fittings and equipment 5 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the balance sheet and the net amount, less any proceeds, is recognized in the income statement.

ix. Impairment of non-current assets

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit (“CGU”), when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortization, had no impairments been recognized.

x. Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Cost is generally determined on a first in, first out basis.

xi. Financial instruments

Financial assets

Financial assets are measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables a 12-month expected credit loss (“ECL”) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off.

ECLs are recognized in the income statement on financial assets measured at amortized cost and at fair value through other comprehensive income apart from equity investments.

Trade receivables

Trade receivables are measured at amortized cost and are carried at the original invoice amount less ECL allowance. The ECL allowance is calculated using a provision matrix applying lifetime historical credit loss experience to the trade receivables. The expected credit loss rate varies depending on whether, and the extent to which, settlement of the trade receivables is overdue, and it is also adjusted as appropriate to reflect current economic conditions and estimates of future conditions. For the purpose of determining credit loss rates, customers are classified into groupings that have similar loss patterns. The key drivers of the loss rate are the nature of the business, location and type of customer.

When a trade receivable is determined to have no reasonable expectation of recovery it is written off against any ECL allowance available and then to the income statement. Subsequent recoveries of amounts previously provided for or written off are credited to the income statement. Long-term receivables are discounted where the effect is material.

Cash and cash equivalents

Cash and cash equivalents are measured at amortized cost and includes cash on hand and deposits held at call with financial institutions.

Bank overdrafts are shown within interest-bearing liabilities in current liabilities in the consolidated balance sheet.

Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans, borrowings and payables, net of directly attributable transaction costs.

The Companies’ financial liabilities include trade and other payables, loans and borrowings (including bank overdrafts).

Loans and borrowings are subsequently carried at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognized as a charge to the consolidated statements of other comprehensive income over the period of the relevant borrowing.

Derivative financial instruments

The Companies do not currently enter into derivative financial instruments.

Derecognition of financial assets and liabilities

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or transfer and the Group has transferred substantially the risks and rewards of ownership. Financial liabilities are derecognized when the contractual obligations are discharged or cancelled or expired. When the terms of a financial liability are modified, and not derecognized, the gain or loss is recognized in the statement of income and other comprehensive income. The gain or loss is the difference between the original contractual cash flows and the modified cash flows discounted to the original effective interest rate.

xii. Pension obligations

The Companies operate defined-contribution plans for the benefit of its employees. The Companies’ contributions to defined contribution plans are expensed as incurred.

xiii. Shared-based payments

Share-based compensation benefits are provided to employees, consultants and directors via the Companies 2021 Incentive Award Plan, including stock options (ISO), restricted stock unit awards (RSU) and performance based restricted stock unit awards. Information relating to these schemes is set out in note 22.

Stock options

The fair value of options granted under the stock options program is recognized as an employee benefits expense, with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted and taking into consideration any impact from service conditions.

The total expense is recognized over the vesting period of four years, which is the period over which the vesting conditions are to be satisfied. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

Restricted stock units

Under the employee restricted stock units scheme, the RSUs will vest during a four- year period and new shares will be issued when the RSU vest for no cash consideration. Over the vesting period, the market value of the RSUs is recognized as an employee benefits expense, with a corresponding increase in equity.

The total expense is recognized over the vesting period of four years, which is the period over which the vesting conditions are to be satisfied. At the end of each period, the Group revises its estimates of the number of RSUs that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

xiv. Current and deferred income tax

Current income tax is provided at the amounts expected to be paid, applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax results from temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Deferred income tax based on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.

Where an uncertain tax position is identified, management will make a judgement as to what the probable outcome will be, assuming the relevant tax authority has full knowledge of the situation. When an economic outflow is probable to arise, a provision is made for the best estimate of the liability. In estimating any such liability, the Companies applies a risk-based approach which accounts for the probability that the Companies would be able to obtain compensatory adjustments under international tax treaties. These estimates consider the specific circumstances of each dispute and relevant external advice.

xv. Government grants

Government grants related to assets are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received, and the Companies will comply with the conditions associated with the grant; they are then recognized in profit or loss as other income on a systematic basis over the useful life of the asset.

Grants that compensate the Companies for expenses incurred are recognized in profit or loss as other income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

3. Significant accounting estimates and judgements

The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended portions of our growth rate for 2020, in particular as customers have had issues accessing their labs. We have not seen any material cancellations in our pipeline; however, there have been delays as customers are pushing projects into the future. We are continuing to closely monitor how the pandemic and related response measures are affecting our business. Our production and manufacturing facilities are located in Uppsala, Sweden and Watertown, Massachusetts and we have not to date experienced any material disruptions to our production or supply of goods. We increased our inventory level in 2020 and 2021 in order to operate with a higher level of inventory than we have done historically. Although we have seen a reduction in demand due to the ongoing COVID-19 pandemic, we have not observed any significant changes in our underlying customer base, and we have been and will continue to serve our customers, even at reduced levels, until their activities return to normal. The gradual recovery of revenue we have seen compared with previous levels reflects the underlying factors affecting demand, including the easing of lockdown restrictions and the partial or full reopening of academic and biopharmaceutical research laboratories around the world. At December 31, 2021 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

The preparation of the Companies’ consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Actual amounts and results could differ from those estimates. In the process of applying the Companies’ accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

3.1 Fair value measurement in a business combination

On January 4, 2019 the parent was established and on March 7, 2019 Olink Proteomics Holding AB was acquired in a business combination. Management completed a purchase price allocation of the identified items of tangible and intangible property. Estimates were made about the future with respect to the deriving valuation models used to support the fair value of identifiable tangible and intangible property. Management used judgement in reviewing such models and allocating the purchase consideration to the assets acquired, liabilities assumed and resulting goodwill which is reflected in the consolidated balance sheet.

Furthermore, management used judgement to consider that subsequent to the business combination no impairment indicators existed that would result in the need to perform an impairment analysis. The annual impairment test required for goodwill and indefinite lived intangible assets was performed as of December 31, 2021 and as of December 31, 2020. Significant judgement was required in making the estimates and assumptions pertaining to establishing the recoverable amount for impairment testing.

The determination of the useful lives of acquired intangible and tangible property is a key estimate. Refer to sections vii and viii in Note 2 for further discussion of useful lives. Refer to Note 14.1 for discussion on impairment testing.

3.2 Leases

At initial recognition and subsequent remeasurement, management estimates are made for the term applied in a lease contract. The outcome of these estimates may turn out not to match the actual outcome of the lease and may have an adverse effect on the right-of-use assets. Lease contracts may give the lessee the right to shorten or prolong a contract. Under such contracts management judgement of the lease term is required.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The Companies cannot readily determine the interest rate implicit in the lease, therefore, it uses its IBR to measure lease liabilities. The Companies estimate the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

3.3 Development costs

The Companies have a process to determine whether development costs meet the criteria for capitalization. However, based on management’s judgement and the nature of the development activities, such criteria and in particular technical and economic feasibility is normally not met until the development phase is complete. Special projects, normally external, are capitalized if they meet the criteria to be recognized as an asset in the balance sheet.

4. Financial risk management

4.1 Financial risk factors

The Companies activities are subject to several financial risks: market risk (including exchange rate risk and interest rate risk), credit risk and liquidity risk. The Companies strive to minimize potential unfavorable effects from these risks on the Companies’ financial results.

The aim of the Companies’ financial operations is to:

•       Ensure that the Companies can meet their financial obligations timely

•       Manage financial risks; and,

•       Ensure a supply of necessary financing.

The Companies’ risk management is predominantly controlled by senior management.

Market risk — Currency risk (transaction risk)

The Companies operate internationally and are exposed to foreign exchange risk where invoicing is made in a currency other than the functional currency, primarily the U.S. dollar. Mitigation of this risk occurs naturally by partially matching costs in the same foreign currency i.e. in U.S. Dollars and obtaining borrowings, as required, in U.S. dollars. The currency risk is monitored on a regular basis. The Companies have not entered into derivative currency arrangements.

Exposure

The Group’s exposure to currency risk from monetary assets and liabilities denominated in foreign currencies, was as follows:

	As of December 31, 2021
Amounts in thousands of US Dollars	U.S.$	EUR	GBP	CNY
Trade receivables	$31,641	$6,517	$1,695	$690
Trade payable	$2,918	$1,379	$219	$378
Interest-bearing loans and borrowings	-	-	-	-
	$34,559	$7,896	$1,914	$1,068

	As of December 31, 2020
Amounts in thousands of US Dollars	U.S.$	EUR	GBP	CNY
Trade receivables	$22,683	$3,722	$1,587	$30
Trade payable	$2,740	$305	$219	-
Interest-bearing loans and borrowings	$58,359	$5,454	-	-
	$83,782	$9,481	$1,806	$30

Sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in U.S. Dollar exchange rates against SEK as of December 31, 2021 and 2020, with all other variables held constant. The impact on the Groups’s loss before tax is due to changes in the fair value of monetary item assets and monetary liabilities. There is no additional impact on the components of equity because the Group did not have any item that directly affected equity. The Groups’s exposure to foreign currency changes for all other currencies is not material.

The below analysis is based on FX-changes of 3% on the USD.

The Group’s debt structure was repaid post IPO during 2021. As a result, there are no mitigating effects of the debt as seen in 2020.

The Group’s risk exposure in USD:

Amounts in thousands of US Dollars	As of December 31, 2021
Impact of USD exposures Amounts in thousands of U.S. Dollars	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	$908
USD/SEK exchange rate - decrease 3%	$(908)

Amounts in thousands of US Dollars	As of December 31, 2020
Impact of USD exposures Amounts in thousands of U.S. Dollars	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	$(1,016)
USD/SEK exchange rate - decrease 3%	$1,016

Market risk — Interest-rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s main interest rate risk arises from long-term interest-bearing liabilities with variable rates, which expose the Group to cash flow interest rate risk.

As of December 31, 2021, the Group do not have any outstanding debt or other debt structures other than leasing.

As of December 31, 2020, the Group amended the existing facilities agreement, converting all outstanding loans with variable interest rates to fixed rates. The future cash flows of the financial instruments will not fluctuate because of changes in market interest rates. The financial instruments were recognized at fair value on the effective date, December 23, 2020. Given the immediate proximity to year end, the financial instruments are deemed to be at fair value as of December 31, 2020. The Group’s interest-bearing liabilities at fixed rate were mainly denominated U.S. Dollar and EUR.

Interest rate derivative instruments were not used by the Group.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Companies are exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and foreign exchange transactions. Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. However, the majority of the Companies customer base tend to be blue chip global companies and therefore such customers usually have strong credit ratings. Group’s sales are concentrated such that 44% of sales in 2021 and 52% of sales in 2020 are with biopharmaceutical and academia customers based in the U.S. U.S. Dollar denominated trade receivables as of December 31, 2021 and 2020 amounted to $31,640 thousand and $22,683 thousand, respectively.

The maximum default risk for the Companies is equivalent to the net receivables reported in the Consolidated Financial Statements. The Companies have historically almost non-existent credit losses and based on historical data of credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. (see Note 17, ‘Financial instruments per category’).

The Group’s cash at bank is held in Investment Grade credit rated banks.

Other financial assets at amortized cost include rental deposits. The credit risk for other financial assets at amortized cost as at December 31, 2021 and 2020 is not material and no credit loss reserve has been recognized.

Liquidity risk

Credit facilities at banks together with cash at bank allows the Group to meet its liquidity risk obligations as they come due. The shareholder loan was converted to equity during 2020. (see Note 24, ‘Related party transactions’).

The following table includes an analysis of the Groups’s financial liabilities, grouped according to their maturity dates based on contractual undiscounted payments and considers the period remaining until their contractual maturity date as at December 31, 2021 and 2020:

Amounts in thousands of US Dollars As per December 31, 2021	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Loan facilities (Note 17.1)	-	-	-	-	-
Lease liabilities (Note 17.1)	$8,379	$2,952	$3,124	$2,262	$40
Advance invoiced customers (Note 17.2)	$5,447	$5,447	-	-	-
Accounts payable (Note 17.2)	$8,668	$8,668	-	-	-

As per December 31, 2020	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Loan facilities (Note 17.1)	$98,332	-	-	$98,332	-
Lease liabilities (Note 17.1)	$5,394	$2,428	$2,629	$108	$229
Advance invoiced customers (Note 17.2)	$7,367	$7,367	-	-	-
Accounts payable (Note 17.2)	$6,658	$6,658	-	-	-

4.2 Capital management

For the purpose of the Companies’ capital management, capital includes issued capital, other contributed capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Companies’ capital management is to maximize the shareholder value.

The Group is an emerging growth and during the period since the change in control occurred the Group has received funds from its parent to support its long-term strategy and support short term ramp up in production. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. Breaches in meeting the financial covenants would grant the lender the right to immediately call the Group’s loans. As of and for the period ended December 31, 2020 the Group was in compliance with all debt covenants and during 2021 all loans were repaid.

5. Segment and revenue information

5.1 Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Companies. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on revenue growth with less emphasis on profit or loss due to the early stage development of the Group. Profit or loss is measured consistently with net profit or net loss in the Consolidated Financial Statements of the Group. The CODM monitors the operating segments based on revenue growth and gross profit and reports its results under two segments: Kit and Services. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Companies’ research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

Capital expenditure consists of additions of property, plant and equipment and intangible assets.

5.2 Revenue and Gross Profit

The following tables presents the Group’s key financial information by segment:

Amounts in thousands of US Dollars

For the year ended December 31, 2021	Kit	Services	Total segments	Corporate / Unallocated	Consolidated
Revenue
Revenue from external customers	$26,797	$60,221	$87,018	$7,955	$94,973
Total segment revenue	26,797	60,221	87,018	7,955	94,973
Cost of goods sold	(4,112)	(28,299)	(32,411)	(4,353)	(36,764)
Gross profit	22,685	31,922	54,607	3,602	58,209
Total Segment profit	$22,685	$31,922	$54,607	$3,602	$58,209
Selling expenses					(33,668)
Administrative expenses					(47,495)
Research and development expenses					(22,141)
Other operating income					443
Operating loss					$(44,652)
Financial income					1,875
Financial expenses					(3,767)
Loss before tax					$(46,545)
Income tax					8,206
Net loss for the period (Attributable to owners of the company)					$(38,339)

Amounts in thousands of US Dollars
For the year ended December 31, 2020	Kit	Services	Total segments	Corporate / Unallocated	Consolidated
Revenue
Revenue from external customers	$14,759	$34,404	$49,163	$4,904	$54,067
Total segment revenue	14,759	34,404	49,163	4,904	54,067
Cost of goods sold	(2,671)	(12,114)	(14,785)	(2,671)	(17,456)
Gross profit	12,088	22,290	34,378	2,233	36,611
Total Segment profit	$12,088	$22,290	$34,378	$2,233	$36,611
Selling expenses					(12,722)
Administrative expenses					(20,102)
Research and development expenses					(9,632)
Other operating income					475
Operating loss					$(5,370)
Financial income					5,455
Financial expenses					(7,344)
Loss before tax					$(7,259)
Income tax					479
Net loss for the period (Attributable to owners of the company)					$(6,780)

5.3 Disaggregation of revenue from contracts with customers

The Companies derive revenue primarily from the sales of own-produced finished goods and services in the following geographical regions:

Amounts in thousands of US Dollars For the year ended December 31, 2021	Kit	Service	Corporate / Unallocated	Total
Sweden	$2,072	$3,155	$1,467	$6,694
Americas	12,170	27,105	3,068	42,343
EMEA (excluding Sweden)	10,381	26,612	1,754	38,747
China	1,908	148	717	2,773
Japan	182	2,605	195	2,982
Rest of world	84	596	754	1,434
	$26,797	$60,221	$7,955	$94,973

Amounts in thousands of US Dollars
For the year ended December 31, 2020	Kit	Service	Corporate / Unallocated	Total
Sweden	$4,029	$2,307	$884	$7,220
Americas	6,824	19,268	1,715	27,807
EMEA (excluding Sweden)	2,858	10,906	1,166	14,930
China	374	101	193	668
Japan	88	1,369	90	1,547
Rest of world	586	453	856	1,895
	$14,759	$34,404	$4,904	$54,067

There were no customers in the Group 2021 or 2020 periods that individually exceeded 10% of total revenue.

5.4 Non-current operating assets by geography

Sweden is regarded as being the Group’s country of domicile. Non-current operating assets are distributed by geography as follows:

Amounts in thousands of US Dollars	As of December 31, 2021	As of December 31, 2020
Sweden	$327,404	$355,179
Rest of World	11,707	2,799
Total	$339,111	$357,978

6. Other operating income

The item other operating income includes government grants. One of the Group companies, Olink Proteomics AB, has recognized a grant from the EU for participation in EU-funded projects of $18 thousand for the year ended December 31, 2020 and $0 thousand 2021 in profit or loss. Olink Proteomics AB has also recognized a grant from Vinnova during 2021 for participation in a Swedish state-funded project of $55 thousand ($0 during 2020). Olink Proteomics AB has no remaining obligations related to these government grants. No other subsidiaries have received any government grants during 2021.

7. Operating expenses by nature

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020
Included in costs of goods sold
Cost of inventories recognized as an expense	$28,988	$12,760
Depreciation of tangible assets (Note 15, 16.2)	2,964	1,540
Amortization of intangible assets (Note 14)	28	-
Employee benefits (Note 9)	4,783	3,156
Included in selling expenses
Depreciation of tangible assets (Note 15, 16.2)	537	357
Amortization of intangible assets (Note 14)	2	11
Employee benefits (Note 9)	23,077	9,758
Included in administrative expenses
Depreciation of tangible assets (Note 15, 16.2)	463	293
Amortization of intangible assets (Note 14)	10,455	9,736
Employee benefits (Note 9)	7,191	3,519
Included in research and development expenses
Depreciation of tangible assets (Note 15, 16.2)	749	478
Amortization of intangible assets (Note 14)	604	125
Employee benefits (Note 9)	8,613	3,359

8. Audit fees and expenses

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020
PwC
Audit services	$991	$384
Audit services in excess of audit engagement	978	-
Tax consultancy	47	14
Other services	4	585

Other auditors
Audit services	-	1
Total	2,020	984

Audit services refer to the legally required examination of the annual report and the bookkeeping, the Board of Director's and the Managing Director's management and other audit and examinations agreed-upon or determined by contract.

This includes other work assignments which rest upon the Group’s auditor to conduct and advising or other support justified by observations in the course of examination or execution of such other work assignments.

9. Employee benefits

Employee benefit expenses

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020
Wages and salaries	$32,307	$15,269
Share-based payments	2,524	-
Pension costs, defined benefit plans	-	-
Pension costs, defined contribution plans	2,685	1,588
Termination benefits	-	-
Social security costs	6,148	2,935
	$43,664	$19,792

Average number of employees

Amounts in thousands of US Dollars	For the year ended December 31, 2021	Whereof men	For the year ended December 31, 2020	Whereof men
Group
Sweden	275	35%	127	34%
USA	94	46%	33	34%
UK	11	64%	2	50%
Netherlands	4	50%	2	50%
Germany	7	86%	3	100%
France	5	60%	2	0%
China	9	56%	1	100%
Japan	3	100%	2	0%
Singapore	1	0%	1	0%
Denmark	1	100%	-	-
Belgum	1	0%	-	-
Austria	1	100%	-	-
Canada	4	75%	-	-
Total Group	416	41%	172	34%

Gender distribution in group management

Proportion of women (%)	As of December 31, 2021	As of December 31, 2020
Group total
Board of Directors	25%	0%
CEO and other senior executives	38%	33%

Salaries and other remunerations, pension costs and pension obligations to the Group’s senior executives

	For the year ended December 31, 2021	For the year ended December 31, 2020
Amounts in thousands of US Dollars	Senior executives (8 people)	Senior executives (3 people)
Salaries and other remunerations	$2,732	$839
(of that bonuses)	(787)	(204)
Share-based payments	96	-
Social security	876	179
Pension costs	303	90
Total Group	$4,007	$1,108

remuneration to CEO, other executive officers and the Board have been paid as follows.

2021 Amounts in thousands of US Dollars	Salary, board fees	whereof variable remuneration	Share-based payments (incl. social fees)	Pension costs	Other remunerations	Total
Jon Hindar (Chariman)
remuneration from Parent Company	88	-	28	-	-	116
remuneration from Subsidiaries	-	-	-	-	-	-
Nicolas Roelofs
remuneration from Parent Company	50	-	8	-	-	58
remuneration from Subsidiaries	-	-	-	-	-	-
Johan Lund
remuneration from Parent Company	48	-	9	-	-	57
remuneration from Subsidiaries	-	-		-	-	-
Gustavo Salem
remuneration from Parent Company	55	-	8	-	9	72
remuneration from Subsidiaries	-	-	-	-	-	-
Jon Heimer (CEO)
remuneration from Parent Company	-	-	-	-	-	-
remuneration from Subsidiaries	851	216	47	66	-	964
Tommi Unkuri
remuneration from Parent Company	48	-	-	-	-	48
remuneration from Subsidiaries	-	-	-	-	-	-
Tina Nova
remuneration from Parent Company	50	-	8	-	-	58
remuneration from Subsidiaries	-	-	-	-	-	-
Solange Bullukian
remuneration from Parent Company	60	-	8	-	-	68
remuneration from Subsidiaries	-	-	-	-	-	-
Other senior executives (7 persons)
remuneration from Parent Company	521	132	12	50	-	583
remuneration from Subsidiaries	2,219	439	56	187	-	2,461
Total
remuneration from Parent Company	$920	$132	$81	$50	$9	$1,060
remuneration from Subsidiaries	$3,070	$655	$103	$253	$-	$3,425

2020 Amounts in thousands of US Dollars	Salary, board fees	whereof variable remuneration	Pension costs	Other remunerations	Total
Jon Hindar (Chariman)
remuneration from Parent Company	-	-	-	-	-
remuneration from Subsidiaries	20	-	-	-	20
Nicolas Roelofs
remuneration from Parent Company	-	-	-	-	-
remuneration from Subsidiaries	20	-	-	-	20
Johan Lund
remuneration from Parent Company	-	-	-	-	-
remuneration from Subsidiaries	20	-	-	7	27
Gustavo Salem
remuneration from Parent Company	-	-	-	-	-
remuneration from Subsidiaries	50	-	-	78	128
Jon Heimer (CEO)
remuneration from Parent Company	-	-	-	-	-
remuneration from Subsidiaries	625	122	64	-	688
Other senior executives (2 persons)
remuneration from Parent Company	-	-	-	-	-
remuneration from Subsidiaries	392	82	26	-	419
Total
remuneration from Parent Company	-	-	-	-	-
remuneration from Subsidiaries	$1,127	$204	$90	$85	$1,302

Other senior executives as per December 31, 2020 consisted of 2 persons, and as per December 31, 2021 senior executives contains of 7 persons. For more information about Stock-based compensation program, see Note 22.

Severance pay

The Group has not entered into an agreement of severance pay or similar benefits.

Loans to senior executives

The Group has no loans to senior executives.

10. Financial income and expenses

The following table shows a reconciliation of financial income and expense:

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020
Interest income	$98	$-
Net foreign exchange difference	1,874	5,455
Total financial income	$1,973	$5,455
Interest on loans and other borrowings	(1,760)	(6,355)
Interest on lease liabilities	(386)	(276)
Other financial expenses	(1,719)	(713)
Net foreign exchange difference	-	-
Total financial expenses	(3,865)	(7,344)
Financial items – net	$(1,893)	$(1,889)

11. Income tax

Swedish tax rules reduced the corporate income tax from 22% to 21.4% from January 1, 2019, and to 20.6% from January 1, 2021. The major components of income tax expense for the periods ended December 31, 2021, 2020 are as follows:

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020
Current tax:
Current tax on profit for the year	$(308)	$(1,231)
Total current tax expense	(308)	(1,231)
Deferred income tax
(Decrease)/increase in deferred tax assets	5,324	54
Decrease/(increase) in deferred tax liabilities	3,190	1,656
Total deferred tax expense/(benefit)	8,514	1,710
Income tax expense/(benefit)	$8,206	$479

A reconciliation between reported tax expense for each period and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 20.6% in 2021 and 21.4% in 2020, on the Group´s loss before taxes, is shown in the table below:

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020
Loss before tax	$(46,545)	$(7,259)
Income tax calculated according to tax rate in Sweden 20.6%/21.4%	9,588	1,553
Tax effects from:
Non-deductible costs	(1,542)	(1,143)
Previously unrecognized tax losses used to reduce current tax expenses	184	70
Differences in overseas tax rates	(24)	(22)
Other	-	21
Income tax	$8 ,206	$479

Deferred tax balances

Deferred tax assets and liabilities are shown in the table below:

Amounts in thousands of US Dollars

Deferred tax assets	Lease liabilities	Tax losses	Other	Total
Balance as of December 31,2019	10	-	-	10
Through acquisitions - Purchase price allocation	-	-	-	-
Recognized in the statement of comprehensive income	54	-	-	54
Net to deferred tax liability	(31)	-	-	(31)
Exchange differences	4	-	-	4
As of December 31, 2020	37	-	-	37
Through acquisitions - Purchase price allocation	-	-	-	-
Recognized in the statement of Comprehensive income	113	4,935	276	5,324
Recognized in the statement of Equity	-	-	3,825	3,825
Exchange differences	(6)	(223)	134	(95)
As of December 31, 2021	144	4,712	4,235	9,091

Deferred tax liabilities	Deferred tax on untaxed reserves	Intangibles & Inventory Valuation	Other Temporary Differences	Total
As of December 31, 2019	895	29,283	167	30,345
Purchase Price Allocation	-	503	-	503
Recognized in the statement of comprehensive income	135	(2,173)	382	(1,656)
Recognized in other comprehensive income	-	-	-	-
Net from deferred tax asset	-	-	(31)	(31)
Exchange differences	140	3,868	24	4,032
As of December 31, 2020	$1,170	$31,481	$542	$33,193
Purchase Price Allocation	-	-	-	-
Recognized in the statement of comprehensive income	(1,116)	(2,206)	133	(3,190)
Recognized in other comprehensive income	-	-	-	-
Net from deferred tax asset	-	-	-	-
Exchange differences	(54)	(2,864)	6	(2,912)
As of December 31, 2021	$0	$26,411	$681	$27,092

The Group has tax losses that arose in Sweden of $43,611 thousand (2020: $912 thousand) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. It also has tax losses related to interest expense deductions that arose in Sweden of $17,608 thousand (2020: $13,230 thousand) that are available for up to 6 years for offsetting against future taxable profits of the companies in which the deduction arose. Deferred tax assets have been recognized for the former but not been recognized for the latter because it is not currently probable that the companies in which the loss arose will be able to generate sufficient taxable profits before these companies’ taxable deduction offsets expire after 6 years. Furthermore, these taxable deductions are not available to other group companies where profits are expected to arise. In evaluating the probability of realizing the deferred tax assets, the Group considered all available positive and negative evidence of future taxable income, including past operating results and forecasted market growth and earnings. During 2021, gross movement of $9,054 thousand (2020 $0 million) was recorded in the deferred tax asset with a net impact of $5,324 thousand (2020 $0 million) on the annual results. If the Group were able to recognize all unrecognized deferred tax assets, net profit would increase by $3,627 thousand (2020: $2,831 thousand).

12. Investments in subsidiaries

The Group had the following subsidiaries as per December 31, 2021 and 2020:

		Country of registration and	Share of common shares owned by the parent (%)
Name	Principle Activities	operations	2021	2020
Knilo BidCo AB	Holding Company/ Management services	Sweden	100%	100%
Olink Proteomics Holding AB	Holding Company	Sweden	100%	100%
Olink Proteomics AB	Sales, production, and research & development	Sweden	100%	100%
Agrisera AB	Production, and research & development	Sweden	100%	100%
Olink Proteomics Inc.	Marketing coordination and sales services	USA	100%	100%
Olink Proteomics Ltd	Marketing coordination and sales services	UK	100%	100%
Olink Proteomics B.V	Marketing coordination and sales services	Netherlands	100%	100%
Olink Proteomics GmbH	Marketing coordination and sales services	Germany	100%	100%
Olink Proteomics KK	Marketing coordination and sales services	Japan	100%	100%
Olink Biotech (Shanghai) Co., Ltd	Marketing coordination and sales services	China	100%	100%

13. Business combinations

Acquisitions in 2021

No acquisitions were made in 2021.

Acquisitions in 2020

On May 7, 2020, the company acquired 100% of the shares in Agrisera AB, a Swedish company specializing in polyclonal and monoclonal antibody production. The group acquired Agrisera AB in order to enable the growth of its protein biomarker library and increase control over its supply chain. The purchase price of $4,990 thousand was entirely settled in cash. There were no contingent consideration arrangements. The purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition date, in the amounts of $3,541 thousand and $1,057 thousand, respectively, resulting in goodwill of $2,506 thousand.

14. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the Group periods are as follows:

Amounts in thousands of US Dollars	Goodwill	Customer relations	Technology	Brands and Licenses	Development Costs	Total
As of December 31, 2019	160,843	38,626	86,323	24,632	-	310,424
Cost
Purchase Price Allocation	2,506	1,359	654	180	-	4,699
Additions	-	-	-	127	7,664	7,791
Translation differences	22,671	5,597	12,028	3,446	950	44,692
As of December 31, 2020	186,020	45,582	99,005	28,385	8,614	367,606
Purchase Price Allocation	-	-	-	-	-	-
Additions	-	-	-	593	3,733	4,326
Translation differences	(17,589)	(4,310)	(9,361)	(2,712)	(1,005)	(34,977)
As of December 31, 2021	168,431	41,272	89,644	26,266	11,342	336,955

Amortization
As of December 31, 2019	-	3,219	4,796	5	-	8,020
Amortization	-	4,005	5,856	11	-	9,872
Translation differences	-	940	1,386	1	-	2,327
As of December 31, 2020	-	8,164	12,038	17	-	20,219
Amortization	-	4,349	6,297	41	401	11,088
Translation differences	-	(995)	(1,459)	(3)	(19)	(2,476)
As of December 31, 2021	-	11,518	16,876	55	382	28,831
Net Book Value
As of December 31, 2021	$168,431	$29,754	$72,768	$26,211	$10,960	$308,124
As of December 31, 2020	$186,020	$37,418	$86,967	$28,368	$8,614	$347,387

14.1 Test of goodwill and indefinite lived assets impairment

For impairment testing goodwill acquired through business combinations and brands with indefinite useful lives are allocated to the Kit and Services CGUs, which are also reportable segments.

Amounts in thousands of US Dollars

As of December 31, 2021	Kit	Services	Total
Goodwill	$134,189	$34,242	$168,431
Brands	$15,338	$10,176	$25,514

As of December 31, 2020	Kit	Services	Total
Goodwill	$147,067	$38,953	$186,020
Brands	$16,858	$11,320	$28,178

The recoverable amounts of the CGUs’ value in use calculation using cash flow projections from financial budgets approved by senior management covering a ten-year period. Given the Group’s status as an early stage growth company the use of a 10-year budget is appropriate, as the Group is not expected to reach a terminal growth prior to the end of the budgeted ten years.

The discount rates used in 2021 and 2020 is based on the Group’s WACC of 19 % and 21% respectively, as both CGUs have integrated operations across the business. The discount rate is adjusted where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data; therefore, this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow models used in the impairment tests of the Kit and Services CGUs are as follows:

Valuation basis	Value in use
Key assumptions	• Sales growth rates • Profit margins • CAPEX and working capital • Terminal value • Discount rate • Taxation rate
Determination of assumptions

•        Growth rates are internal forecasts based on both internal and external market information

•        Margins reflect past experience, adjusted for expected changes

•        Terminal growth rates based on management’s estimate of future long-term average growth rates

•        CAPEX and working capital forecasts as a percentage of revenue

•        Discount rates based on the Group’s WACC, adjusted where appropriate.

•        Taxation rates based on appropriate rates for each country.

Period of specific projected cash flows	10 years
Terminal growth rate and discount rate	Terminal growth rate		Discount rate 2021/2020
	Kit and Services CGUs	2% per annum	19%/21%

The Group performed its annual goodwill impairment test for each of its reporting units as of December 31, 2021 and 2020 using a discounted cash flow analysis, concluding that the recoverable amounts of all of its reporting units were in excess of their carrying values. No impairment of goodwill was required.

The discounted cash flow analysis includes management’s current assumptions as to future cash flows and long-term growth rates. Management has identified that a reasonably possible change in these two key assumptions during 2021 could cause the carrying amount to exceed recoverable amounts of each CGU. A rise in the pre-tax discount rate above 25.9% (i.e., +6.6%) in the Kit segment or 23.0% (i.e., +3.7%) in the Services segment would result in impairment. A decline in the terminal growth rate below 0% (i.e., -2.0%) in the Kit segment or 0% (i.e., -2.0%) in the Services segment would not result in an impairment.

In 2021 Management performed a sensitivity analysis of these key assumptions, noting for both CGUs a simultaneous rise in the pre-tax discount rate to 22,3% (i.e., +3.00%) and decline in the terminal growth rate to 0% (i.e., -2.00%) would not result in impairment. Management has identified that a reasonably possible change in these two assumptions would not result in the estimated recoverable amounts falling below the carrying amount in either CGU.

15. Property, plant and equipment

Changes in property, plant and equipment for the Group periods are as follows:

Amounts in thousands of US Dollars	Leasehold improvements	Plant and machinery	Furniture, fittings and equipment	Construction in progress for property, plant and equipment	Total
Cost
As of January 1, 2020	530	1,176	1,421	84	3,211
Purchase Price Allocation	-	44	63	-	107
Additions	123	1,561	1,303	473	3,460
Transfers	-	368	124	(492)	-
Disposals	-	-	-	-	-
Translation differences	6	244	383	11	644
As of December 31, 2020	659	3,393	3,294	76	7,422
Purchase Price Allocation	-			-
Additions	3,147	4,836	1,180	1,319	10,482
Transfers	92	200	(63)	(597)	(368)
Disposals	(569)	(21)	(495)	-	(1,085)
Translation differences	(6)	(373)	(325)	(45)	(749)
As of December 31, 2021	3,323	8,035	3,591	753	15,702

Amounts in thousands of US Dollars
Accumulated depreciation
As of January 1, 2020	93	202	175	-	470
Depreciation for the period	114	493	458	-	1,065
Disposals	-	-	-	-	-
Translation differences	-	33	80	-	113
As of December 31, 2020	207	728	713	-	1,648
Depreciation for the period	238	1,069	727	-	2,034
Transfer	1	(128)	59		(68)
Disposals	(370)	(11)	(69)	-	(450)
Translation differences	(1)	(55)	(102)	-	(158)
As of December 31, 2021	75	1,603	1,328	-	3,006
Net book value as of December 31, 2021	$3,248	$6,432	$2,263	$753	$12,696
Net book value as of December 31, 2020	$452	$2,665	$2,581	$76	$5,774

16. Leases

The Companies are a lessee.

The Companies have lease contracts for various items of property and production equipment used in its operations. Lease terms for properties and equipment are generally between 1 and 10 years. Certain leases include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Companies’ business needs.

For the year ended December 31, 2021 and 2020 the Group had lease contracts with lease terms of 12 months or less. The Group applied the ‘short-term lease’ recognition exemption for theses leases.

The applicable Group periods have lease of office equipment with low value. The Group´s applied the ‘lease of low-value assets’ recognition exemptions for these leases.

16.1 Amounts recognized in the consolidated balance sheet

Amounts in thousands of US Dollars	As of December 31, 2021	As of December 31, 2020
Right-of-Use Assets
Property	7,195	3,073
Equipment	1,583	1,611
Total assets	8,778	4,684
Lease liabilities
Current (Note 17.1)	2,952	2,146
Non-current (Note 17.1)	5,427	2,290
Total liabilities	$8,379	$4,436

The additions of right-of-use assets during the Group periods ended December 31, 2021 and 2020 were $7,122 thousand and $1,143 thousand, respectively.

16.2 Amounts recognized in the consolidated statement of income related to leases

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020
Depreciation charge of right-of-use assets
Property	1,611	921
Equipment	1,068	682
Total depreciation of right-of-use-assets	2,679	1,603
Interest expense (included in finance cost, Not 10)	386	276
Total amount recognized in net loss for the period	$3,065	$1,879

No significant variable lease payments that are not included in the lease liability have been identified for the Group. Short term lease payments and payments on low value lease assets were not significant for the year ended December 31, 2021.

The total cash outflow for leases during the Group´s periods ended December 31, 2021 and 2020 were $2,845 thousand and $1,764 thousand, respectively. The maturity analysis of lease liabilities for the Group is disclosed in Note 4.1.

17. Financial instruments per category

The following tables present the Group’s financial instruments per category:

Amounts in thousands of US Dollars	As of December 31, 2021	As of December 31, 2020
Current debt instruments at amortized cost
Trade receivables	$42,061	$33,482
Other receivables	4,094	2,856
Total current debt instruments at amortized cost	46,155	36,338
Non-current debt instruments at amortized cost
Other long-term receivables	422	133
Total non-current debt instruments at amortized cost	422	133
Total financial assets*	$46,577	$36,471

*        Financial assets, other than cash at bank

17.1 Financial liabilities at amortized cost: Interest-bearing loans and borrowings

Amounts in thousands of US Dollars	Interest Rate	Maturity	As of December 31, 2021
Current interest-bearing loans and borrowings
Lease Liabilities (Note 16)1)	6.25%-11%	2022	$2,952
Total current interest-bearing loans and borrowings			2,952

Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 16)1)	6.25%-11%	2022-2030	5,427
Facilities			-
Total non-current interest-bearing loans and borrowings			5,427
Total interest-bearing loans and borrowings			$8,379

1)	valued in accordance with IFRS 16

Amounts in thousands of US Dollars	Interest Rate	Maturity	As of December 31, 2020
Current interest-bearing loans and borrowings
Lease Liabilities (Note 16)1)	6.25%-11%	2021	2,146
Total current interest-bearing loans and borrowings			2,146

Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 16)1)	6.25%-11%	2021-2030	2,290
Facilities	11%	2025	61,675
Total non-current interest-bearing loans and borrowings			63,965
Total interest-bearing loans and borrowings			$66,111

1)	Valued in accordance with IFRS 16.

Loan from shareholder and other interest-bearing loan

The loan from shareholder and the other interest-bearing loan were converted to equity on May 25, 2020. These loans had been previously payable on demand as repayment timing was not specified in the loan agreement. Accrued interest was capitalized annually on the last calendar day of each year. The conversion was made without any premium or penalty.

Loan Facility

During the year ended December 31, 2019 we entered into a loan facility in the amount of $110 million with Bridgepoint Credit and DNB AB (Publ) as part of the financing of the Olink Acquisition (Facilities). Under the terms of the Facilities the Companies had access to a Capex/Acquisition Facility, a term Facility B, a Recap Facility and a Revolving Facility. The facilities had a leverage covenant towards the creditors that measures a rolling 12-month EBITDA in relation to net debt at the end of each quarter. The interest rate was equal to a bank reference rate, or the EURIBOR, STIBOR, or LIBOR plus a margin ranging from 3.0% to 6.25% dependent upon the facility and denomination of the borrowings and leverage. There was a commitment fee equal to 35% of the margin on any unused facility.

During the year ended December 31, 2020 we amended our debt structure under the existing loan facility with Bridgepoint Credit and DNB AB (Publ), increasing the total commitment under the facilities to $137.6 million. The effective date of the amended agreement was December 23, 2020.

A total of $63.5 million was drawn down under the term Facility B, adjusted for transaction costs of $1.8 million. The loans were raised in USD and EUR to match revenue streams in USD and EUR. The interest was capitalized annually to form part of the Facility B loans and will thereafter bear interest together with the rest of the loan. The remaining undrawn credit under the facilities was $74.1 million. Under the terms of the Facilities, the companies pledged the assets, including patents and other intellectual property, of its subsidiary, Olink Proteomics Inc. The book value of the pledged assets was $6,948 thousand as of December 31, 2020.

On March 30, 2021, we repaid $65.6 million of outstanding loan facilities plus accrued interest of $1.9 million using the net proceeds from the offering. As of December 31, 2021, we had $118.1 million in cash at bank and no outstanding loan balances.

17.2 Other financial liabilities

Amounts in thousands of US Dollars	As of December 31, 2021	As of December 31, 2020
Other financial liabilities at amortized cost
Advance invoiced customers	5,447	7,367
Accounts payable	8,668	6,658
Total other current financial liabilities	$14,115	$14,025

17.3 Fair values

To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

As of December 31, 2021
Amounts in thousands of US Dollars	Carrying Amount	Level 1	Level 2	Level 3
Financial liabilities
Interest-bearing loans and borrowings
Facilities **	$-	$-	$-	$-

	As of December 31, 2020
	Carrying Amount	Level 1	Level 2	Level 3
Financial liabilities
Interest-bearing loans and borrowings
Facilities **	61 675	-	61 675	-
Total	$61 675	$-	$61,675	$-

Management assessed that the fair values of cash at bank, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.

17.4. Changes in Liabilities attributable to financing activities

The following tables show changes in liabilities attributable to financing activities for the Group respectively:

Amounts in thousands of US Dollars	Current Interest- bearing liabilities (excluding current lease liabilities)	Current lease liabilities	Non-current Interest- bearing liabilities (excluding Non-current lease liabilities)	Non- current lease liabilities	Total liabilities from financing activities
Liabilities as of January 1,2020	$42,720	$1,414	$53,228	$3,050	$100,412
Cash flows		(1,490)	7,930	-	6,440
Non cash-flow:					-
New leases	-	637	-	474	1,111
Foreign exchange adjustments	-	153	143	196	492
Other	(42,720)	1,432	374	(1,430)	(42,344)
Liabilities as of December 31, 2020	$-	$2,146	$61,675	$2,290	$66,111

Cash flows	-	(2,845)	(63,315)	-	(66,160)
Non cash-flow:
New leases	-	1,379	-	5,320	6,699
Foreign exchange adjustments	-	(133)	(58)	222	31
Other	-	2,405	1,698	(2,405)	1,698
Liabilities as of December 31, 2021	$-	$2,952	$0	$5,427	$8,379

The shareholder loan balance of $42,720 thousand within current interest-bearing liabilities as of December 31, 2019 was converted into an equity interest in the Group during 2020 (see Note 24 “Related party transactions”). The Other balances within current and non-current lease liabilities of $ 2,405 and ($2,405) in 2021 ($1,432 and ($1,430) thousand in 2020), respectively, represent the reclassification of non-current leases into the current classification. The other balance within non-current interest-bearing liabilities of $1,698 in 2021 represents reversal of prepaid arrangement fees/legal fees to the income statement at the time the loan was repaid. The Other balance within non-current interest-bearing liabilities of $374 thousand in 2020 represents the expense incurred on a financing charge not yet paid as of December 31, 2020.

18. Inventories

Amounts in thousands of US Dollars	As of December 31, 2021	As of December 31, 2020
Raw materials	$18,402	$13,004
Work in-progress	5,138	3,712
Finished products	5,400	4,110
Total inventories at the lower of cost and net realizable value	$28,940	$20,826

19. Trade receivables

Trade receivables, for the Group, are non-interest bearing and are generally on terms of 30 to 90 days. The Companies maintain an allowance for ECL but given that the Companies have historically recognized almost non-existent credit losses the allowance for ECL is insignificant as of the Group’s periods ended December 31, 2021 and 2020. The credit loss recognized in the Group periods ended December 31, 2021 and 2020 was $365 and $2 thousand, respectively.

20. Other receivables

Amounts in thousands of US Dollars	As of December 31, 2021	As of December 31, 2020
Value added tax and other tax receivables	$3,184	$2,350
Other items	910	506
Total	$4,094	$2,856

21. Share capital and Other contributed capital

The Group’s Share capital at December 31, 2021 consisted of the following:

Amounts in thousands of US Dollars	Number of shares	Share Capital	Other Contributed Capital
Common Share	119,007,062	$30,964	$506,008
Total	119,007,062	$30,964	$506,008

The Group’s Share capital at December 31, 2020 consisted of the following, on a pre-split basis:

	Number of shares	Share Capital	Other Contributed Capital
Preferred A	1	-	-
Preferred B1	200,755,561	21,249	194,741
Common Share – Class A	56,221,500	5,946	62,965
Common Share – Class B	250,000	29	68
Total	257,227,062	$27,224	$257,774

Preferred A and Preferred B1 shares receive a preferential right to all forms of value transfers from the Group to the shareholders. The preference share A has a fixed amount as preference and the B share has an 8 percent cumulative coupon on the invested amount. There is no annual cash dividend or pay out, as the 8% fixed return accumulates indefinitely. As payments of dividend or potential decision of redemption preference share is within the control of the entity and as such the preferred preference shares are classified as equity instruments. The shares rank ahead of common equity and receive their return before any return is allocated to common shares. The Preferred A and Preferred B1 shares are entitled to ten votes per share while Common shares, both Class A and Class B, are entitled to one vote per share. Common A shares and Common B Shares carry equivalent features; however Common B shares have a higher threshold upon a potential exit or restructuring event, including an initial public offering, in order to receive a return.

As of December 31, 2020, the total number of authorized shares was 800,000,000 of which 257,227,062 were issued and outstanding. During 2020, 48,264,712 shares were issued at a par value of 1 SEK and premium of 9 SEK per share.

Reorganization of share structure

On March 16, 2021, the Group’s shareholders approved the adoption of new articles of association which provided for the reorganization of existing common and preferred shares into one single share class. Pursuant to the new articles of association, each class of shares have been reorganized into one class of common shares as follows:

•      The common shares series A have been re-designated as 56,221,500 common shares;

•      The common shares series B have been re-designated as 250,000 common shares;

•      The preferred share series A have been re-designated as one common share; and

•      The preferred shares series B1 have been re-designated as 200,755,561 common shares.

Furthermore, on March 16, 2021, the Group’s shareholders resolved to conduct a reverse share split where the total number of outstanding common shares (257,227,062) was consolidated into 105,771,768 common shares.

Initial public offering

On March 29, 2021, the Company completed an initial public offering of 13,235,294 ADSs, representing 13,235,294 common shares, at an initial public offering price of $20.00 per share. The net proceeds from the initial public offering were $245.4 million, after deducting the underwriting discounts, net of deferred taxes, and other initial public offering costs associated with the filing. The net proceeds of the initial public offering per the condensed consolidated statement of cash flows of $245.2 million do not reflect the non-cash movement related to the tax-deductible portion of the underwriter fees. Total transaction costs accounted for as a deduction from equity, net of deferred taxes, amounts to $15.4 million.

Following the initial public offering on March 29, 2021 the Company has 119,007,062 common shares outstanding.

The following chart shows a reconciliation of the movements in equity from December 31, 2019 through December 31, 2020 and from December 31, 2020 through December 31, 2021:

Amounts in thousands of US Dollars	Shares Outstanding (number)	Share Capital	Other Contributed Capital
Balance as of January 1, 2020	208,962,350	22,124	199,121
New Share Issuance	48,264,712	5,100	58,653
Shareholders' contributions	-	-
Balance as of December 31, 2020	$257,227,062	$27,224	$257,774
New Share Issuance	13,235,294	3,740	245,543
Share based remuneration program	-	-	2,691
Reverse stock split	(151,455,294)	-	-
Balance as of December 31, 2021	$119,007,062	$30,964	$506,008

In May 2020, the loan from shareholder (refer to Note 17.1), was renegotiated and converted into an equity interest. The new equity interests issued were equal to the total of the carrying value and the accrued interest on the loan. The equity interests were issued at the same value as the carrying amount of the loan and conversion will not result in the recognition of a settlement gain or loss outside of inconsequential exchange rate related amounts.

22. Stock-based compensation

On March 16, 2021 at the Annual General Meeting, our shareholders approved and made effective our 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. Under the 2021 Plan, 1,085,900 shares are initially available for issuance pursuant to a variety of stock-based compensation awards, including stock options, restricted stock unit awards and performance based restricted stock unit awards; provided, however, that no more than 1,085,900 shares may be issued upon the exercise of incentive stock options. The shares will be issued when the program vests over the four-year plan period.

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the 2021 Plan, of which 442,789 options were granted to certain of our executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. Such options shall vest over four years, subject to the terms and conditions of the 2021 Plan. The expiration date on the options is five years from grant date. The material terms of the 2021 Plan have been summarized within the final prospectus relating to the initial public offering, dated March 24, 2021. The IFRS 2 cost is calculated according to the following; Fair value per option at the grant date * the number of outstanding share options * the number of days passed of the vesting period. To calculate fair value per share option at the grant date, the principles of the Black and Scholes model have been used. The expense associated with these stock options amounted to $1,0 million for the twelve months ended December 31, 2021. These are recorded within selling and administrative expenses within the income statement.

A summary of stock option activity under the Company's 2021 Plan relating to awards to certain officers and directors as of December 31, 2021, and changes during the twelve months ended December 31, 2021, are as follows:

Amounts in thousands of US Dollars	Outstanding Stock Options	Weighted Average Exercise Price
Granted	$442,789	$25
Vested	-
Forfeited	-
Consulting and other current liabilities	-
Balance as of December 31, 2020	$442,789	$25

During the third quarter, 465,225 restricted stock units (“RSUs”) that had been approved at the Annual General Meeting on March 16, 2021 were awarded to employees currently employed by Olink under the 2021 Plan. Of this, 344,271 were granted as at December 31, 2021, of which 108,071 RSU’s were granted to our executive officers. The RSUs will vest during a four-year period; new shares will be issued when the RSUs vest. The expense associated with these RSUs amounted to $2,0 million for the twelve months ended December 31, 2021. These are recorded within selling, administrative and cost of goods sold expenses within the income statement. The following is a summary of the RSU activity and related information as of December 31, 2021, and changes during the twelve months ended December 31, 2021:

Amounts in thousands of US Dollars	Outstanding RSU	Weighted Average Grant Date Fair Value
Granted	$344,271	$23.75
Vested	-	-
Forfeited	(8,822)	-
Consulting and other current liabilities	-
Balance as of December 31, 2020	$335,449	$23.75

23. Other current liabilities

Amounts in thousands of US Dollars	As of December 31, 2021	As of December 31, 2020
Salaries and wages	$6,306	$4,342
Advance invoiced customers	5,447	7,367
Royalties	1,233	1,767
Other current liabilities	6,663	5,681
Total	$19,649	$19,157

Advance invoiced customers represent a contract liability. Beginning January 1, 2021, the Group had a liability balance of $7,367 for advance invoiced customers. During fiscal year 2021, the Group recognized $7,092 of the advances from customers as revenue.

Other current liabilities include a contract liability related to advance payments from customers. As of December 31, 2021, the advance payments from customers are $258 thousand. As per December 31, 2020 the advanced payments from customers are $178 thousand.

24. Related-party transactions

In March 2019, Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) entered into a shareholder loan (“Shareholder Loan”) agreement, with Knilo InvestCo AB (f/k/a Goldcup 18085 AB), pursuant to which Knilo InvestCo AB extended a loan to Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) equal to approximately $38,486 thousand. There were no repayment terms for this loan and accrued interest, at the rate of 8% per annum, was capitalized annually on the last calendar day of each year. As of December 31, 2019 the outstanding balance on Shareholder Loan was approximately $41,102 thousand, of which $2,616 thousand was accrued interest. The amounts are classified as current interest-bearing loans and borrowings, Note 17. Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) could at any time without any premium or penalty, prepay any outstanding amount. Pursuant to the terms of the Shareholder Loan agreement, the outstanding amounts held by Knilo InvestCo AB converted to 6,763,245 shares of Class A common shares and 27,052,980 shares of preferred B-1 shares of Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) in May 2020. Interest expense recognized in 2020 prior to the conversion of the loan totaled $1,377 thousand. As per December 31, 2021 there are no outstanding loans to Knilo InvestCo AB.

There were no sales to or purchases from related parties during 2020 or 2021 outside of the transactions with directors disclosed below. No dividends were paid in 2020 or 2021.

Compensation of key management personnel of the Group

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020
Wages and salaries	$2,732	$839
Share-based payment	96	-
Social security costs	876	179
Pension costs – defined contribution plans	303	90
	$4,007	$1,108

A management investment program exists between Knilo InvestCo AB and management and employees in Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) and its subsidiaries. Management and employees have acquired the shares at fair value.

Agreements with Our Executive Officers and Directors

In August 2019, Olink Proteomics AB entered into a consulting agreement, the (“Consulting Agreement”), with Gustavo Salem, a member of our board, pursuant to which Olink Proteomics AB agreed to pay a base rate of $7.5 thousand per month. The base pay rates were subsequently amended to $6 thousand per month in April 2020. The Consulting Agreement expired on May 31, 2021. Olink Proteomics AB paid $78 thousand for the year ended December 31, 2020, and $59 thousand for the period ended December 31, 2019. No payment has been made during 2021 pursuant to this Consulting Agreement. Other board members were paid approximately $9 thousand dollars pursuant to consulting arrangements in 2020. For their services on the board of directors, board members collectively received remuneration of $110 thousand during the year ended December 31, 2020 and $408 thousand during 2021.

Management Service Agreements

In March 2019, Summa Equity AB entered into a management service agreement (the “Summa MSA”) with Knilo BidCo AB (f/k/a Goldcup 18087 AB), pursuant to which Knilo BidCo AB engaged Summa Equity AB for services related to the management and business operations of Knilo BidCo AB. During the years ended December 31, 2020 and December 31, 2019, Knilo BidCo AB made payments of $37 thousand and $166 thousand respectively, in connection with the Summa MSA. The Summa MSA was terminated in connection with our initial public offering, upon which we paid Summa Equity AB a lump sum amount equal to approximately $2.4 million.

25. Earnings per share

Earnings per share for the Companies is calculated by taking the net loss for the period, less the amount of the accumulated preferred dividend yield, divided by the weighted average of outstanding common shares during the period. Earnings per share for the Predecessor is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

Amounts in thousands of US Dollars	For the year ended December 31, 2021	For the year ended December 31, 2020
Net loss for the period	$(38,339)	$(6,780)
Less accumulated preferred dividend yield	(4,205)	(16,900)
Total	(42,544)	(23,680)
Weighted average number of shares (thousands)	99,261	21,439
Basic and diluted loss per share	$(0.43)	$(1,10)

As of December 31, 2020, the Group do not hold any potential dilutive shares nor any antidilutive shares; therefore, there are no differences with the basic earnings (loss) per share. 2020 have been adjusted to reflect the impact of the reverse share split that occurred on March 16, 2021.

As of December 31, 2021, the Group has the following potential common shares that can be potentially dilutive but are anti-dilutive for the periods presented and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:

i.	442,789 outstanding stock options related to the 2021 Incentive Award Plan (See note 22).

ii.	335,449 restricted stock units related to the to the 2021 Incentive Award Plan (See note 22).

26. Pledged assets

Amounts in thousands of US Dollars	As of December 31, 2021	As of December 31, 2020
Shares in subsidiaries	$-	$725,176
All Asset- Pledged assets	-	6,948
Total	$-	$732,123

27. Subsequent events

The Group evaluated subsequent events through March 16, 2022, the date on which these financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial there are no subsequent events that require recognition and disclosure in the consolidated financial statements.

Parent company statement of income and other comprehensive income

Amounts in SEK	Note	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue		17,254,590	-
Other operating income		3,060,186	1,557,319
Gross profit		20,314,777	1,557,319
Administrative expense	3	(212,665,945)	(21,140,774)
Operating loss		(192,351,168)	(19,583,455)
Interest income and similar profit items	5	105,795,950	-
Interest expenses and similar loss items	6	(63,038,007)	(33,251,891)
Loss from financial items		42,757,943	(33,251,891)
Loss after financial items		(149,593,225)	(52,835,347)
Group contribution received		-	39,650,798
Loss before tax		(149,593,225)	(13,184,549)
Tax	7	26,402,498	-
Loss for the year		(123,190,727)	(13,184,549)

Other comprehensive income/loss for the period		-	-
Total comprehensive loss for the period		(123,190,727)	(13,184,549)

Parent company balance sheet

Amounts in SEK	Note	As of December 31, 2021	As of December 31, 2020
ASSETS
Non-current assets
Financial assets
Participation in group companies	13	2,597,165,469	2,585,865,629
Deferred tax assets		62,931,190	-
Total non-current assets		2,660,096,659	2,585,865,629
Current assets
Current receivables
Receivables from group companies		1,056,170,067	84,524,157
Other current receivables		250,965	2,210,887
Prepaid expenses and accrued income	8	32,727,895	2,167,752
Total current receivables		1,089,148,927	88,902,796

Cash and bank balances		965,539,214	4,567,811
Total current assets		2,054,688,141	93,470,607
TOTAL ASSETS		4,714,784,800	2,679,336,236

EQUITY AND LIABILITIES
EQUITY	9
Restricted equity
Share capital		289,414,061	257,227,062
Non-restricted equity
Share premium reserve		4,550,093,010	2,434,493,786
Accumulated loss		(13,065,771)	(21,539,676)
Loss for the year		(123,190,727)	(13 184 549)
		4,413 836 512	2,399,769,561
Total equity		4,703,250,572	2,656,996,623
LIABILITIES
Non-current liabilities
Deferred tax liabilities		1,097,616	-
Total non-current liabilities		1,097,616	-

Current liabilities
Accounts payable		1,449,132	10,580,017
Current tax liability		892,826	602,642
Other current liabilities		358,953	-
Accrued expenses and deferred income	12	7,735,700	11,156,953
Total current liabilities		10,436,612	22,339,612
TOTAL EQUITY AND LIABILITIES		4,714,784,800	2,679,336,236

Parent company statement of changes in equity

	Restricted equity	Non-restricted equity
Amounts in SEK	Share capital	Share premium reserves	Other non- restricted equity	Total equity
At January 1, 2020	208,962,350	1,880,211,141	(21,539,676)	2,067,633,815
New share issue	48,264,712	554,282,645		602,547,357
Unconditional shareholders’ contribution				-
Loss of the year			(13,184,549)	(13,184,549)
At December 31, 2020	257,227,062	2,434,493,786	(34,724,225)	2,656,996,623
New share issue	32,186,999	2,115,599,224		2,147,786,223
Share based remuneration program			21,658,454	21,658,454
Loss of the year			(123,190,727)	(123,190,727)
At December 31, 2021	289,414,061	4,550,093,010	(136,256,498)	4,703,250,573

Parent company cash flow statement

Amounts in SEK	Note	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating activities
Operating loss		(192,351,168)	(19,583,455)
Items not affecting cash:
Share based compensation		10,358,351	-
Interest paid		(47,764)	-
Interest received		834,996	-
		(181,205,587)	(19,583,455)
(Increase)/Decrease of other current receivables		(32,582,358)	(17,630,936)
Increase/(Decrease) of other current liabilities		(10,584,642)	21,686,970
Cash flow from operating activities		(224,372,587)	(15,527,421)
Investing activities
Investments in subsidiaries		-	(163,645,180)
Cash flow from investing activities		-	(163,645,180)
Financing activities
Paid-in share capital		-	-
Proceeds from issue of share capital		2,113,197,064	171,275,567
Received from shareholder contributions		-	-
Proceeds from interest-bearing liabilities		(969,874,695)	-
Cash flow from financing activities		1,143,322,369	171,275,567
Cash flow for the year		918,949,097	(7,897,034)
Cash and cash equivalents at the beginning of the year		4,567,811	12,464,845
Net foreign exchange difference		42,021,621	-
Cash and cash equivalents at the end of the year		965,539,214	4,567,811

Notes to the parent company financial statement

Note 1 Accounting policies and basis of measurement

Accounting policies of the parent company

The Parent Company has prepared its annual report in accordance with the Annual Accounts Act (1995:1554) and the Swedish Financial Reporting Board’s recommendation RFR 2 Accounting for Legal Entities. The recommendation issued by the Swedish Financial Reporting Board applicable to listed companies is also applied. RFR 2 means that the Parent Company in the annual report for the legal entity shall apply all IFRSs and interpretations adopted by the EU as far as possible within the framework of the Annual Accounts Act, the Social Security Act and with regard to the connection between accounting and taxation. The recommendation states which exceptions from and additions to IFRS are to be made.

The functional currency of the Parent Company is SEK.

Differences between the Group's and the Parent Company's accounting principles

The differences between the Group's and the Parent Company's accounting principles are presented below. The accounting principles for the Parent Company below have been applied consistently to all periods presented in the Parent Company's financial statements.

Changed accounting principles

Unless otherwise stated below, the Parent Company's accounting principles during 2021 have changed in accordance with what is stated for the Group.

Classification and presentation

The Parent Company uses the title balance sheet and cash flow statement for the reports that in the Group have the titles Statement of Financial Position and Statement of Cash Flows. The income statement and the balance sheet of the Parent Company are presented in accordance with the scheme in the Annual Accounts Act. The statement of income and other comprehensive income, the statement of changes in equity and the statement of cash flow are presented in accordance with IAS 1 Presentation of Financial Statements and IAS 7 Statement of Cash Flow. The differences in the Parent Company’s income statement and balance sheet in comparison with the Group are mainly accounting of non-current assets and equity.

Revenue

Revenue has been recognized at fair value of what has been or will be received and is reported to the extent that it is probable that the financial benefits will be credited to the Parent Company and the revenue can be calculated in a reliable manner.

Compensation in the form of interest, royalties or dividends is reported as income as it is probable that the Parent Company will receive the financial benefits associated with the transaction and when the income can be calculated in a reliable manner.

Subsidiaries

Shares in subsidiaries are accounted for according to the cost method. This means that transaction costs are included in the acquisition cost for shares in subsidiaries. In the Group, transaction costs of subsidiaries are accounted for directly in the profit or loss.

Financial instruments

The Parent Company has chosen not to apply IFRS 9 for financial instruments. However, parts of the principles in IFRS 9 are still applicable - such as regarding impairments, recognition / derecognition and the effective interest method for interest income and interest expenses.

In the Parent Company, financial fixed assets are valued at cost of acquisition less any impairments and financial current assets according to the lowest value principle. For financial assets that are valued at amortized cost, the rules on impairment in IFRS 9 are applied.

Financial guarantees

The Parent Company’s financial guarantees consist of guarantee for the benefit of subsidiaries. Financial guarantees mean that the company has a commitment to compensate the owner of a debt instrument for the losses that incurs when a debtor does not fulfill payment at maturity in accordance with the terms of the agreements. As permitted by the Swedish Financial Reporting Board, the Parent Company does not apply the standards in IFRS 9 for financial guarantees. This exemption from applying the IFRS 9 refers to financial guarantees for the benefit of subsidiaries, associated companies, and joint ventures. The Parent Company recognizes financial guarantees as a provision in the balance sheet when the company has a commitment for which payment is reasonably certain to be required to settle the commitment.

Anticipated dividends

Anticipated dividends from subsidiaries are recognized when the Parent Company alone has the right to decide on the size of the dividend and the Parent Company has decided on the size of the dividend before the Parent Company has published its financial reports.

Tax

In the Parent Company, untaxed reserves are recognized in the balance sheet without a breakdown by equity and deferred tax liability, unlike in the Group. In addition, the Parent Company does not distribute appropriations from deferred tax expense in the income statement.

Group contribution

Group contribution is recognized as an appropriation.

Note 2 Judgements and estimates

In preparing the financial statements and application of accounting policies, management makes judgements and estimates that are considered reasonable at the time the assessment is made. Judgements and estimates are based on historical experience and a number of other factors, which under prevailing circumstances are considered reasonable. The results of these are used to assess the reported values of assets and liabilities, which are not otherwise clear from other sources. Actual results may differ from these estimates and judgements. Estimates and underlying assumptions are reviewed on an ongoing basis.

According to the management, significant judgements made in applying accounting policies and sources of uncertainty in estimates are mainly related to investments in subsidiaries.

Note 3 Audit fees and expenses

SEK	For the year ended December 31, 2021	For the year ended December 31, 2020
PwC
Audit services	4,917,725	2,781,025
Audit services in excess of audit engagement	8,389,938	-
Tax consultancy	215,485	-
Other services	-	5,206,208
Total	13,523,148	7,987,233

Audit services refer to the legally required examination of the annual report and the book-keeping, the Board of Director's and the Managing Director's management and other audit and examinations agreed-upon or determined by contract.

This includes other work assignments which rest upon the Company's auditor to conduct and advising, or other support justified by observations in the course of examination or execution of such other work assignments.

Note 4 Employee benefits

During the year, the Parent Company has had an average number of employees of 1 and 0,25 during 2020. During 2021 one senior executive has received salaries and other remunerations from the Parent Company and seven senior executives has received salaries and other remunerations from subsidiaries. No salaries and other remunerations were paid from the Parent Company to senior executives or other employees for the year ended December 31, 2020.

remuneration to CEO, other executives and the Board have been paid as follows:

2021 SEK	Salary, board fees	whereof variable remuneration	Share-based payments	Pension costs	Other remunerations	Total
Jon Hindar (Chariman)
remuneration from Parent Company	745,000	-	237,063	-	-	982,063
remuneration from Subsidiaries	-	-	-	-	-	-
Nicolas Roelofs
remuneration from Parent Company	426,000	-	68,390	-	-	494,390
remuneration from Subsidiaries	-	-	-	-	-	-
Johan Lund
remuneration from Parent Company	404,700	-	77,500	-	-	482,200
remuneration from Subsidiaries	-	-	-	-	-	-
Gustavo Salem
remuneration from Parent Company	340,800	-	68,390	-	74,841	484,031
remuneration from Subsidiaries	-	-	-	-	-	-
Solange Bullukian
remuneration from Parent Company	511,200	-	68,390	-	-	579,590
remuneration from Subsidiaries	-	-	-	-	-	-
Tina S. Nova
remuneration from Parent Company	426,000	-	68,390	-	-	494,390
remuneration from Subsidiaries	-	-	-	-	-	-
Jon Heimer (CEO)
remuneration from Parent Company	-	-	-	-	-	-
remuneration from Subsidiaries	7,304,254	1,853,447	400,395	564,959	-	8,269,608
Tommi Unkuri
remuneration from Parent Company	404,700	-	-	-	-	404,700
remuneration from Subsidiaries	-	-	-	-	-	-
Other senior executives (7 persons)
remuneration from Parent Company	4,467,712	1,134,658	101,035	430,568	-	4,999,316
remuneration from Subsidiaries	19,038,648	3,766,131	479,325	1,603,373	-	21,121,345
Total
remuneration from Parent Company	7,726,112	1,134,658	689,158	430,568	74,841	8,920,679
remuneration from Subsidiaries	26,342,902	5,619,578	879,720	2,168,332	-	29,390,953

2020 SEK	Salary, board fees	whereof variable remuneration	Pension costs	Other remunerations	Total
Jon Hindar (Chariman)
remuneration from Parent Company	-	-	-	-
remuneration from Subsidiaries	184,074	-	-	-	184,074
Nicolas Roelofs
remuneration from Parent Company	-	-	-	-
remuneration from Subsidiaries	184,074	-	-	-	184,074
Johan Lund
remuneration from Parent Company	-	-	-	-
remuneration from Subsidiaries	184,074			64,425	248,499
Gustavo Salem
remuneration from Parent Company	-	-	-	-
remuneration from Subsidiaries	460,185	-	-	717,889	1,178,074
Jon Heimer (CEO)
remuneration from Parent Company	-	-	-	-
remuneration from Subsidiaries	5,749,458	1,122,979	585,041	-	6,334,499
Other senior executives (2 persons)
remuneration from Parent Company	-	-	-	-	-
remuneration from Subsidiaries	3,611,509	755,278	241,296	-	3,852,804
Total
remuneration from Parent Company	-	-	-	-	-
remuneration from Subsidiaries	10,373,374	1,878,257	826,337	782,314	11,982,025

Other senior executives as per December 31, 2020 consisted of 2 persons, and as per December 31, 2021 senior executives contains of 7 persons. For more information about Stock-based compensation program, see Note 22.

Gender distribution in Parent Company management

Proportion of women (%)	As of December 31, 2021	As of December 31, 2020
Parent Company
Board of Directors	(25)%	(0)%
Other senior executives	(38)%	(0)%

Severance pay

The Parent Company has not entered into an agreement of severance pay or similar benefits.

Loans to senior executives

The Parent Company has no loans to senior executives.

Average number of employees

SEK	For the year ended December 31, 2021	Where of men	For the year ended December 31, 2020	Where of men
Parent Company
Sweden	1	100%	0.25	100%
Total Parent Company	1	100%	0.25	100%

Note 5 Interest income and similar profit items

SEK	For the year ended December 31, 2021	For the year ended December 31, 2020
Interest income	834,996	-
Exchange differences	104,960,954	-
Total	105,795,950	-
Which pertains subsidiaries:	-	-

Note 6 Interest expenses and similar loss items

SEK	For the year ended December 31, 2021	For the year ended December 31, 2020
Exchange differences	(62,990,242)	(14,124,296)
Other interest expenses and similar loss items	(47,764)	(19,127,596)
Total	(63,038,007)	(33,251,891)
Which pertains to subsidiaries:	-	(18,403,497)

Note 7 Income tax

SEK	For the year ended December 31, 2021	For the year ended December 31, 2020
Current tax expense	(892,826)	-
Deferred tax expense	27,295,324	-
Income tax expense	26,402,498	-

Loss before tax	(149,593,226)	(13,184,549)
Income tax calculated according to tax rate in Sweden (20,6%/21.4)%	30,816,205	2,821,493
Non-deductible costs	(3,520,881)	(2,821,493)
Adjustment income tax prior year	(892,826)	-
Income tax	26,402,498	-

Note 8 Prepaid expenses and accrued income

SEK	For the year ended December 31, 2021	For the year ended December 31, 2020
Prepaid consulting fees	170,916	2,167,752
Other prepaid expenses	32,556,978	-
Total	32,727,895	2,167,752

Note 9 Share capital

The Parent Company's share capital has the following distribution as of December 31, 2021.

Type of shares	Voting rights	Number of shares
Common shares	1	119,007,062
		119,007,062

In 2021, a new share issue of 13 235 294 shares took place, which increased the share capital by SEK 32 186 999. Furthermore, a reverse share split took place, which reduced the number of shares by 151 455 294. For further information, see Note 21 in the Notes to the consolidated financial statements.

The Parent Company's share capital has the following distribution as of December 31, 2020.

Type of shares	Voting rights	Number of shares
Preferred A	10	1
Preferred B1	10	200,755,561
Common shares - Class A	1	56,221,500
Common shares - Class B	1	250,000
		257,227,062

During 2020, a shareholder loan has been converted to equity interests, for more information refer to Note 11. For disclosures about numbers of shares and share capital, refer to the Group’s Note 21 Share capital and other contributed capital.

Not 10 Investment program

The Parent Company's senior executives and employees have been offered to acquire shares in Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) at the same terms as Summa Equity AB and other non-controlling interest. The value when acquiring shares must be based on the prevailing market price.

Note 11 Related-party transactions

Disclosures about the Parent Company

Olink is owned to 65% by Summa Equity AB (via Knilo InvestCo and Knilo ManCo). None of the remaining shareholders own more than 10%.

Purchases and sales between group companies

The share of purchases and sales that relate to group companies is disclosed below:

SEK	For the year ended December 31, 2021	For the year ended December 31, 2020
Purchase (%)	-	-
Sales (%)	100%	-

Loans from related parties

SEK	As of December 31, 2021	As of December 31, 2020
Loan from Knilo InvestCo AB:
Opening balance	-	382,952,361
Loans received	-	-
Interest capitalized	-	18,403,497
Exchange differences	-	13,589,607
Conversion of liability	-	(414,945,465)
Closing balance	-	-

In March 2019, Olink Holding AB (publ) (f/k/a Knilo Holding AB) entered into a shareholder loan agreement, with Knilo InvestCo AB (f/k/a Goldcup 18085 AB), or the Knilo InvestCo Loan Agreement, pursuant to which Knilo InvestCo AB extended a loan to Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) equal to SEK 358 575 584. The interest rate was 8% and there were no repayment terms for this loan. As of December 31, 2019, the outstanding balance on shareholder loan was approximately SEK 382 952 361, of which SEK 24 376 777 was accrued interest. Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) could at any time without any premium or penalty, prepay any outstanding amount. Pursuant to the terms of the Knilo InvestCo Loan Agreement, the outstanding amounts held by Knilo InvestCo AB converted to 6,763,245 shares of Class A common shares and 27,052,980 shares of preferred B-1 shares of Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) in May 2020.

Note 12 Accrued expenses and deferred income

SEK	As of December 31, 2021	As of December 31, 2020
Accrued consulting fees	2,388,500	8,556,953
Accrued salaries	2,620,800	-
Other accrued expenses	2,726,400	2,600,000
Total	7,735,700	11,156,953

Note 13 Participation in group companies

SEK	As of December 31, 2021	As of December 31, 2020
Opening balance	2,585,865,629	2,422,220,449
Acquisition of shares	-	-
Capital contributions	11,299,840	163,645,180
Accumulated acquisition cost at the end of the year	2,597,165,469	2,585,865,629
Closing balance	2,597,165,469	2,585,865,629

SEK	Equity share%	Voting rights %	Number of shares	Carrying amount December 31, 2021	Carrying amount December 31, 2020
Knilo BidCo AB	100	100	50,000	2,597,165,469	2,585,865,629
Total				2,597,165,469	2,585,865,629

Acquisition of subsidiaries

During 2019, 100 % of Knilo BidCo was acquired by the Parent Company and is included in the consolidated financial statements with amounts relating to the period after the acquisition date, March 7, 2019.

Note 14 Proposition to allocation of profit/loss

SEK
The following are available to the Annual General Meeting:
Share premium reserve	4,550,093,010
Accumulated loss	(136,256,498)
4,413,836,512
The Board proposes that the profits be disposed of so that:
to be carried forward	4,413,836,512

Note 15 Subsequent events

The Parent Company evaluated subsequent events through March 16, 2022, the date on which these financial statements were issued, and the management determined that other than those that have been disclosed in the financial statements, there are no subsequent events that require recognition and disclosure in the financial statements. There are no subsequent events to report at the date of issuing this report.

Note 16 Pledged assets

SEK	As of December 31, 2021	As of December 31, 2020
Shares in subsidiaries	-	2,585,865,628
All Asset- Pledged assets	-	56,891,876
Total	-	2,642,757,505

As of December 31, 2021 there are no pledged asset. M&A and All-Asset pledges as of December 31, 2020 referred to pledged assets related to Summa’s acquisition of the Group.

Note 17 Contingent liabilities

There were no contingent liabilities in the Parent Company December 31, 2021 nor December 31, 2020.

Certification of the Board

The Board of Directors and the CEO certify that the consolidated financial statements have been prepared in accordance with the international financial reporting standards as adopted by the European Parliament and of the Council’s regulation (EC) No 1606/2002 of the of 19 July 2002 on the application of international accounting standards. The annual report and the consolidated financial statement give a true and fair view of the financial position and results of operations of the Group and the Parent Company. The Directors' Report of the Group and the Parent Company provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group. The annual report and consolidated financial statements have, as stated above, been approved for issuance by the Board of Directors and the CEO on March 16, 2022. The Group's statement of income and other comprehensive income and statement of financial position, and the parent company's statement of income and other comprehensive income and balance sheet will be subject to approval at the annual general meeting on April 7, 2022.

Jon Hindar	Jon Heimer
Chairman of the board	CEO

Solange Bullukian	Johan Lund
Director	Director

Tina S. Nova	Nicolas Roelofs
Director	Director

Gustavo Salem	Tommi Unkuri
Director	Director

Our audit report has been submitted on March 16, 2022

Öhrlings PricewaterhouseCoopers AB

Johan Engstam

Authorized public accountant